July 14, 2011

VIA EDGAR AND BY HAND

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Western Asset Mortgage Capital Corporation
Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 7 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 6 to the Registration Statement filed with the Commission on April 29, 2011.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated May 16, 2011 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General

1.         We note that you have revised your disclosure in your prospectus. The material provided does not appear to support the following statements:

•    “We believe investors continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions continue to prefer high quality, liquid fixed income assets to generate strong but conservative net interest margins to repair their balance sheets.” (page 2 and 70)

•    “While we anticipate mortgage loan delinquencies and credit losses may continue to rise and housing conditions may continue to deteriorate, we believe that current prices for certain non-Agency RMBS offer the potential for attractive risk-adjusted returns as the risk of these scenarios is already reflected in the price of these selected assets.” (page 2)

Additionally, it is not clear how the supporting materials support the following statement:

•    “Non-Agency RMBS continue to be priced to high default and loss severity rates and low prepayment scenarios and offer attractive loss-adjusted yields in the fixed income market.” (page 70)

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

The Company has revised the statement set forth in the first bullet point above (see pages 2, 70 and 86 of the Registration Statement) and the second bullet point above (see pages 2 and 86 of the Registration Statement) and attached copies of the supporting material for each of the revised statements as Exhibit 1 hereto.  The Company has also provided additional supporting material for the statement set forth in the third bullet point above.  None of the attached supporting materials were prepared specifically for us in connection with this offering.

2.         We note your response to comment 3 of our letter dated April 21, 2011. We will continue to monitor for your response to this comment.

The Company respectfully advises the Staff that it does not believe the disclosure called for by Item 506 of Regulation S-K would be required in the Registration Statement because the aggregate number of shares of restricted common stock expected to be granted to the Company’s manager and its three independent directors at the time of the offering is not expected to be material relative to the total number of shares to be sold in the offering and the concurrent private placement.

Risk management, page 11

3.         We note your response to comment 7 of our letter dated April 21, 2011. Please revise your disclosure to provide a clear explanation of “interest rate corridor.”

The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Management agreement, page 14

4.         We note your revised disclosure regarding reimbursing your manager for payment of the initial underwriting discount. Please quantify the amount you would be required to pay if the performance hurdle is met. Please revise consider including a sample calculation of how the performance hurdle will be determined. In addition, please provide examples of the non-cash items that will be excluded in determining whether the performance hurdle has been met.

The Company has advised us that the amount of the initial and additional underwriting discounts have not yet been determined.  When these amounts have been determined, we will revise the Registration Statement to reflect the Staff’s comment.

5.         We note that you would be required to reimburse your manager for payment of the initial underwriting discount in the event you terminate your manager. Please clarify whether you would be required to reimburse your manager if you do not terminate your manager until after 24 full calendar quarters have passed.

The Company would not be required to reimburse the manager for its payment of the initial underwriting discount if the Company terminates the management agreement after 24 full calendar quarters have passed, but the performance hurdle has not been met within the first 24 full calendar quarters.

Risk Factors page 25

There are conflicts of interest in our relationship . . . . page 48

6.         We note your response to comment 11 of our letter dated April 21, 2011. Please revise to disclose, in this risk factor, that manager compensation will be increased as a result of a common stock offering even if the offering were dilutive to existing shareholders.

The Company has revised the disclosure on page 48 to indicate that manager compensation would be increased as a result of a common stock offering, even if the offering were dilutive to existing stockholders.

Management, page 106

7.         Please revise your disclosure regarding the directors to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 108 to 110 to include a discussion of the specific experience, qualifications, attributes or skills of each director and director nominee.

Executive and director compensation, page 110

8.         We note that you anticipate hiring a chief financial officer that will not be an employee of your manager. Additionally, we note that you may provide direct compensation to your officers under your equity incentive plan. Please confirm that you will provide the disclosure required by Item 402 of Regulation S-K, as appropriate, in future filings.

The Company confirms that it will provide the executive compensation disclosure required by Item 402 of Regulation S-K, as appropriate, in future filings.

Our Manager and the management agreement, page 120

Historical performance of our Manager’s investments ... page 131

9.         We note your response to comment 16 of our letter dated April 21, 2011. We note that you provided aggregated disclosure regarding the adverse experiences of your prior programs. Please provide the disclosure required by Item 8.A.2 on a program by program basis.

The Company has revised the disclosure on pages 135 to 140 to indicate the adverse business experience of specific funds.

Appendix I, page A-1

10.       We note your disclosure in Tables I and II for each fund. We also note your disclosure in Table IV for the LMP Variable Government Fund. Please provide separate disclosure regarding the amount raised and the amount redeemed.

The Company has revised Table III of each applicable fund to provide separate disclosure regarding the amount raised and redeemed by each fund.

Public/Private Master Fund, page A-20

11.       Please provide audited figures for the year ended December 31, 2010 or advise.

The Company has revised the disclosure on pages A-20 to A-22 to provide audited figures for the Public/Private Master Fund for the year ended December 31, 2010.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

12.       Your audit report appears to exclude the city and state where issued. Please amend to include an audit report with the city and state where issued pursuant to Rule 2-02 of Regulation S-X.

The Company has revised the disclosure on page F-2 to indicate that the audit report was issued in Los Angeles, California.

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Please contact the undersigned at (212) 735-3574 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019

Exhibit 1

[Provided to the Staff supplementally]